April 9, 2014

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549

Attn: Daniel Greenspan for Jeffrey P. Riedler, Assistant Director

Re:	Oramed Pharmaceuticals Inc.
Registration Statement on Form S-3
Filed January 24, 2014
File No. 333-193557

Ladies and Gentlemen:

Oramed Pharmaceuticals Inc. (“Oramed”) hereby requests acceleration of the effectiveness of the above-referenced registration statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on April 10, 2014, at 3:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

Oramed acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the above-referenced registration statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced registration statement effective, does not relieve Oramed from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced registration statement; and

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Oramed may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Oramed Pharmaceuticals Inc.   |    2/4 Hi-Tech Park Givat Ram, Jerusalem, Israel 91390   |    www.oramed.com
Phone: 011 972-2-566 0001   |    Fax: 011 972-2-566 0004   |    Email: info@oramed.com

Securities and Exchange Commission
April 9, 2014

Oramed understands that the Commission will consider this request for acceleration of the effective date of this above-referenced registration statement as a confirmation of the fact that Oramed is aware of its respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above referenced registration statement.

Very truly yours,
ORAMED PHARMACEUTICALS INC.

By:	/s/ Nadav Kidron
Nadav Kidron
Chief Executive Officer

cc:	Oded Har-Even, Esq.
Howard E. Berkenblit, Esq.